



Dave Anderson

Jennifer is one of those unique people with a diverse educational background, tenacity, and drive that I found in some of the best founders. I met Jennifer through another investor friend that I was assisting with due diligence. What impressed me the most is that she has a steadfast focus despite having a technology that could solve problems in diverse industries. She knew she needed to focus her energies and maintain that focus to go to market. A founder rarely realizes they need to be somewhat myopic early on. For me, a great company isn't just about the idea, but about the people behind it. It's often said you invest in people not ideas. Of course, that starts with a great founder that you can see driving success. I have no doubt Jennifer is going to drive that success.

Invested $1,000 this round

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